Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Insured Premium Income Municipal Fund 2
811-07792


The annual meeting of shareholders was held on July 25, 2011, at the offices of Nuveen Investments; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of certain Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to August
31, 2011 at which the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on June 22, 2011, under Conformed Submission Type DEF 14A, accession number 0000950123-11- 060814.